Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Trimble Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 26, 2018, with respect to the consolidated financial statements and schedule of Trimble Inc., and the effectiveness of internal control over financial reporting of Trimble Inc., included in its Annual Report (Form 10-K) for the year ended December 29, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

April 5, 2018